UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Airspan Networks Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00951K104
(CUSIP Number)

August 13, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00951K104	13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,482,199(1)

	6	SHARED VOTING POWER
7,301,687(1)(2)

	7	SOLE DISPOSITIVE POWER
13,783,886(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,783,886(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Shares are held directly by SBGC, a wholly owned subsidiary of SoftBank.
(2) In connection with the Business Combination, SBGC and the Issuer entered into the Proxy Agreement pursuant to which SBGC granted to the Secretary of the Issuer a proxy to vote and otherwise exercise all voting and voting-related rights in any vote, consent, election, waiver or other action of the Issuer’s stockholders for any shares of Common Stock held by SBGC in excess of 9.90% of the voting power of the issued and outstanding shares of the Issuer.
(3) Based on 72,024,437 shares of Issuer Common Stock outstanding on August 13, 2021, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 19, 2021.
(The terms used above are defined in Items 1, 2 and 4 of this Schedule 13G).

CUSIP No. 00951K104	13G	Page 3 of 6 Pages
Item 1.

(a)	Name of Issuer

Airspan Networks Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

777 Yamato Road, Boca Raton, FL 33431

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of SofBank Group Corp., a Japanese kabushiki kaisha (referred to herein as “SoftBank” or the “Reporting Person”).  SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), is a wholly owned subsidiary of SoftBank. SBGC directly holds the shares reported herein as beneficially owned by SoftBank.

(b)	Address of the Principal Office or, if none, residence

The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan. The principal business address of SBGC is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP.

(c)	Citizenship

See response to Item 4 on cover page, which is incorporated by reference herein.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number
00951K104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 00951K104	13G	Page 4 of 6 Pages
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

13,783,886 shares of Common Stock of the Issuer. Pursuant to the Business Combination Agreement, dated as of March 8, 2021, by and among New Beginnings Acquisition Corp. (“New Beginnings”), Artemis Merger Sub Corp. (“Merger Sub”) and Airspan Networks Inc. (“Airspan”), on August 13, 2021, Merger Sub merged with and into Airspan, with Airspan continuing as the surviving entity and as a wholly owned subsidiary of New Beginnings (the “Business Combination”). In connection with the completion of the Business Combination (the “Closing”), the name of New Beginnings was changed to Airspan Networks Holdings Inc.  In connection with the Closing, SBGC received the shares of Common Stock disclosed herein in exchange for shares of preferred stock and warrants to purchase preferred stock of Airspan.

(b)	Percent of class:

19.1%, based on 72,024,437 shares of Issuer Common Stock outstanding on August 13, 2021, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 19, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,482,199*

(ii)	Shared power to vote or to direct the vote: 7,301,687*

(iii)	Sole power to dispose or to direct the disposition of: 13,783,886

(iv)	Shared power to dispose or to direct the disposition of: 0

* In connection with the Business Combination, SBGC and the Issuer entered into an Irrevocable Proxy and Power of Attorney (“Proxy Agreement”) on March 8, 2021, pursuant to which SBGC granted to the Secretary of the Issuer a proxy to vote and otherwise exercise all voting and voting-related rights in any vote, consent, election, waiver or other action of the Issuer’s stockholders for any shares of Common Stock held by SBGC in excess of 9.90% of the voting power of the issued and outstanding shares of the Issuer.

As SBGC is a wholly owned subsidiary of SoftBank, SoftBank may be deemed to have voting and/or dispositive power with respect to the shares of Common Stock of the Issuer held of record by SBGC. This Schedule 13G shall not be deemed an admission that SoftBank is the beneficial owner of such shares for purposes of the Act or for any other purpose.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 00951K104	13G	Page 5 of 6 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 00951K104	13G	Page 6 of 6 Pages
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name: Natsuko Ohga
Title: Head of Corporate Legal Department